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                                                                    Exhibit 99.9


                                                       November 8, 2000
                                                       P 519 e
                                                       Diana Weitenkopf
                                                       phone: ++ 49 621 60 20732
                                                       fax:   ++ 49 621 60 92693
                                                       e-mail:diana.weitenkopf
                                                       @basf-ag.de


BASF AS FIRST GLOBAL POLYSTYRENE MANUFACTURER
WITH PRODUCTION IN INDIA

November 8 - BASF Aktiengesellschaft, Ludwigshafen, Germany, and Chatterjee Group, New York, have formed a strategic alliance for the manufacturing and sales of polystyrene in India. BASF, the world's second largest polystyrene manufacturer, will hold a majority stake in this alliance and will assume operational as well as management control of Pushpa Polymers Pvt. Ltd. (PPPL). PPPL has capacity of 60,000 metric tons polystyrene (GPPS/HIPS) in Dahej, Gujarat.

Through this acquisition BASF will be the first global polystyrene manufacturer operating in India. "We will build up a strong and profitable position in one of the most important growth markets for polystyrene in Asia," said Dr. Werner Praetorius, head of BASF's Styrenic Polymers division. "In the next years, we expect the polystyrene market in India to grow at a rate of well over 10 percent. In addition, the Dahej site benefits from a modern infrastructure on land and sea. This will provide us the opportunity to serve our customers in India as well as in other Asian countries in the best possible way."

Dr. Purnendu Chatterjee, CEO of Chatterjee Group, stated that "we are very pleased to have a world class partner like BASF joining our petrochemical development initiatives and look forward to a long and productive partnership on this and other projects within India."

BASF has a worldwide capacity of 1.5 million metric tons polystyrene per year with world-scale plants in Europe, North and Latin America and Asia. The products range from rigid and transparent general-purpose plastics (GPPS) to high impact-resistant
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grades (HIPS) that customers transform using injection molding, extrusion and blow molding technology. Styrolux(R) complements BASF's polystyrene product portfolio and combines toughness and transparency. The primary applications for polystyrene are packaging and disposable products, household appliances and housings for consumer electronics.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration known in German as "Verbund" is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.

Chatterjee Group is a global long-term investor with a commitment to providing sustained strategic assistance aimed at creating maximum value for its group companies. With approximately $1 billion in capital under management, Chatterjee Groups' primary investment focus is in technology, communications and information technology services. In India Chatterjee Group has played a major role as a developer and investor in establishing major projects in each of the leading economic areas including petrochemicals (Pushpa Polymers a polystyrene plant in Gujarat and the Haldia Petrochemical complex in West Bengal), software services (through joint ventures with ComputerAssociates and United Airlines) and an automobile company with Toyota in Bangalore. Chatterjee Groups' global perspective, long-term approach to investments and extensive industrial and investment experience in India and worldwide make them uniquely positioned to help build businesses into global market leaders.

YOUR CONTACT AT CHATTERJEE GROUP:
Vijay Chaudhry
Phone: ++1 212 397 5553